MagnaChip Semiconductor S.A.

74, rue de Merl

B.P. 709 L-2146 Luxembourg R.C.S.

Luxembourg, B97483

MagnaChip Semiconductor Finance Company

c/o MagnaChip Semiconductor S.A.

74, rue de Merl

B.P. 709 L-2146 Luxembourg R.C.S.

Luxembourg, B97483

October 4, 2010

BY EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	MagnaChip Semiconductor S.A.

MagnaChip Semiconductor Finance Company

10.50% Senior Notes due 2018

Registration Statement on Form S-4

(File No. 333-168516)

Ladies and Gentlemen:

On August 4, 2010, MagnaChip Semiconductor S.A., a Luxembourg public limited liability company (société anonyme) (“MagnaChip S.A.”) and MagnaChip Semiconductor Finance Company, a Delaware corporation (“MagnaChip Finance”, together with MagnaChip S.A., the “Issuers” and each an “Issuer”), filed with the Securities and Exchange Commission (the “Commission”) a Registration Statement on Form S-4, as amended to the date hereof, relating to the offer to exchange (the “Exchange Offer”) $215,000,000 aggregate initial principal amount of the Issuers’ 10.500% Senior Notes due 2018 (the “Exchange Notes”) for an equal principal amount of the Issuers’ 10.500% Senior Notes due 2018, which were issued pursuant to an Indenture, dated as of April 9, 2010 (as amended, supplemented or otherwise modified, the “Indenture”) by and among MagnaChip S.A. and MagnaChip Finance as the Issuers (as that term is defined in the Indenture), each of the guarantors party thereto and Wilmington Trust FSB (the “Trustee”).

The Issuers are registering the Exchange Offer in reliance on the Commission staff’s position enunciated in the letters issued to Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley & Co. Incorporated (available June 5, 1991), K-III Communications Corporation (available May 14, 1993) and Shearman & Sterling (available

Securities and Exchange Commission

July 2, 1993). In accordance with the Commission staff’s position set forth in those letters, each Issuer makes the following representations to the Commission:

1.	Such Issuer has not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and, to the best of such Issuer’s information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding to participate in the distribution of the Exchange Notes to be received in the Exchange Offer.

2.	Such Issuer will make each participant in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person is using the Exchange Offer to participate in the distribution of the Exchange Notes to be acquired in the Exchange Offer, such person (a) cannot rely on the Commission staff’s position enunciated in Exxon Capital Holdings Corporation or similar letters and (b) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a secondary resale transaction. Such Issuer acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling stockholder information required by Item 507 of Regulation S-K promulgated under the Securities Act.

3.	Such Issuer will make each participant in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that (a) any broker-dealer holding existing securities acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such existing securities pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act as described in (2) above in connection with any resale of such Exchange Notes; (b) by executing the letter of transmittal or similar documentation, any such broker-dealer represents that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such existing securities pursuant to the Exchange Offer; and (c) any such broker-dealer must confirm that it has not entered into any arrangement or understanding with such Issuer or an affiliate of such Issuer to distribute Exchange Notes. Such Issuer will include in the letter of transmittal or similar documentation a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Such Issuer will include, in the transmittal letter or similar documentation to be executed by the exchange offeree in order to participate in the Exchange Offer, representations to the effect that (a) the exchange offeree is acquiring the Exchange Notes in its ordinary course of business; (b) by accepting the Exchange Offer, the exchange offeree represents that it is not engaged in, does not intend to engage in and has no arrangement or understanding with any

Securities and Exchange Commission

person to participate in a distribution of the Exchange Notes; and (c) the offeree is not an “affiliate” of such Issuer within the meaning of Rule 405 under the Securities Act.

        Very truly yours,

MAGNACHIP SEMICONDUCTOR S.A.

By:	/s/ John McFarland
Name:	John McFarland
Title:	Director

MAGNACHIP SEMICONDUCTOR FINANCE COMPANY

By:	/s/ Margaret Sakai
Name:	Margaret Sakai
Title:	Chief Financial Officer

cc:	Micheal J. Reagan, Esq.
W. Stuart Ogg, Esq.